December 19, 2017

VIA EDGAR CORRESPONDENCE

Jay Williamson
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:	Amplify ETF Trust

File Nos.: 333-207937; 811-23108

Dear Mr. Williamson:

On behalf of the Amplify ETF Trust (the “Registrant” or the “Trust”), we are transmitting this response letter concerning the Registrant’s registration statement on Form N-1A (the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on November 1, 2017 for the purpose of registering shares of the Amplify Blockchain Leaders ETF (the “Fund”) under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). On December 14, 2017, you provided comments via telephone regarding the Registration Statement. For convenience, we reproduce such comments below (in bold) and address each accordingly. Terms not defined herein have the meanings assigned to them in the Registration Statement.

General

1.	Please submit responses to the following comments via correspondence filed on EDGAR. To the extent that responses to the comments are accompanied by revisions to the Registration Statement, please include the revised disclosure with the response. Lastly, the Commission asks that the Registrant please delay the effective date of the Registration Statement until the Commission has completed its review of the Fund’s responses.

Response: Pursuant to the Commission’s request, the Fund submits its responses via this correspondence and has included any relevant disclosure. The Fund acknowledges the Commission’s request and endeavors to address any comments in compliance with the time period set forth in Rule 485 of the Securities Act of 1933.

2.	Please provide the Commission with a model portfolio.

Response: Pursuant to the Commission’s request, the model portfolio is attached hereto on Exhibit A.

Prospectus

Fund Fees and Expenses

3.	Please include as a footnote to the “Fund Fees and Expenses” table that “Other Expenses” have been estimated for the current fiscal year. In addition, via correspondence, please explain the method for estimating those expenses and why the estimate is reasonable.

Response: In accordance with the Commission’s request, the following has been added as Footnote 1 to the “Fund Fees and Expenses” table:

Other Expenses are estimated based on the expenses the Fund expects to incur for the current fiscal year.

Pursuant to the unitary expense arrangement described in “Management of the Fund – Fund Organization,” the Adviser will pay substantially all expenses of the Fund, including the cost of transfer agency, custody, fund administration, legal, audit and other service and license fees. The Adviser does not currently anticipate that the Fund would incur any expenses that would not be covered by the unitary fee and would be required to be disclosed in the Fund’s financial statements. The Fund submits that the basis for this estimate is similar to its estimates used for recent funds launched by the Registrant, including Amplify Online Retail ETF.

Principal Investment Strategies

4.	The disclosure emphasizes the methodology and constituents of the Benchmark. Given that the Fund is actively managed, please revise the disclosure to focus on the Fund’s principal investment strategy and principal investments.

Response: In accordance with the Commission’s request, “Principal Investment Strategies” has been revised with all references to the Benchmark removed. The revised disclosure is provided hereto on Exhibit B.

5.	The disclosure indicates that the Fund will consider “exchange-listed investment vehicles that invest in blockchain-based applications, such as digital commodities” to be “Blockchain Companies.” In connection therewith, please clarify the following:

•	To what types of exchange-listed vehicles is the disclosure referring?;

•	To what types of assets will the Fund gain exposure through such investments (e.g. what is a digital commodity?);

•	What portion of the Fund’s net assets will be devoted to investments in such instruments; and

•	To the extent that these are novel investment vehicles, please ensure that appropriate risk disclosure is provided.

Response: The Fund has revised the description of its investment strategy to remove investments in exchange-listed investment vehicles that invest in blockchain-based applications, such as digital commodities. The disclosure, provided on Exhibit B, has been revised accordingly.

6.	As the Fund is not an index-tracking ETF, please revise the disclosure to include an 80% investment policy in blockchain-related companies or investments that is compliant with Rule 35d-1 of the 1940 Act (the “Names Rule”). Please note that for the purpose of meeting Names Rule requirements, it is insufficient to disclose that the Fund will invest in a benchmark consisting of companies engaged in the use and development of blockchain technology and exchange-traded investment vehicles that invest in blockchain applications.

Response: In accordance with the Commission’s request, the disclosure has been revised to include the following:

The Fund is an actively managed ETF that seeks to provide total return by investing at least 80% of its net assets (including investment borrowings) in the equity securities of “Blockchain Companies” (as defined below)….

“Blockchain Companies” are not part of an industry or identified group of industries, but rather a reference to companies across a wide variety of industries that are actively involved in the development and utilization of blockchain-based technologies.

The Fund’s portfolio managers define whether a company is a “Blockchain Company,” and thus eligible for investment by the Fund, based on an examination of whether a company is:

•	companies actively engaged in the research and development, proof-of-concept testing, and/or implementation of blockchain technology;

•	companies profiting from the demand for blockchain-based applications such as cryptocurrency and mining;

•	companies partnering with and/or directly investing in companies that are actively engaged in the development and/or use of blockchain technology; or

•	companies that are members of multiple consortiums or groups dedicated to the exploration of blockchain technology use.

The revised disclosure emphasizes that “Blockchain Companies” is not an industry or group of industries in itself, but rather is a reference to companies across a wide variety of industries that are actively involved in the development and utilization of blockchain-based technologies. The Registrant notes that it is not aware of any third-party data sets in common use (e.g., Standard Industrial Classification (SIC) Codes, North American Industry Classification System (NAICS) Codes) that include a designation for “Blockchain Companies” or something similar. Because Blockchain Companies does not refer to a particular industry or group of industries, the Registrant does not believe that the Fund’s name implicates Rule 35d-1 under the 1940 Act and does not believe that Blockchain Companies included in the Fund’s portfolio must have any greater connection to blockchain technology than the connection described above.

7.	Please disclose whether the Fund intends to invest in any derivatives linked to either blockchain companies or bitcoin. If so, please disclose the types of derivatives that the Fund will use, how those derivatives will be used and the amount and nature of such derivative exposure. Please also disclose any risks associated with the utilization of derivatives.

Response: As set forth in the revised description of the Fund’s investment strategy on Exhibit B, the Fund does not intend to invest in derivatives.

8.	Please revise the Fund’s concentration policy so that it is compliant with Item 4(a) of Form N-1A.

Response: In accordance with the Commission’s request, the Fund’s concentration policy as been revised as follows:

The Fund will not concentrate its investments (i.e., invest more than 25% of the value of its total assets) in securities of issuers in an identified industry or group of industries.

9.	The Commission requests certain representations regarding the Fund’s utilization of a wholly-owned subsidiary organized pursuant to the laws of the Cayman Islands (“Subsidiary”).

Response: As set forth in the revised description of the Fund’s investment strategy on Exhibit B, the Fund will not utilize a Subsidiary.

Principal Risks

10.	The disclosure includes references to the risks associated with investments in ADRs and GDRs without any corresponding disclosure in “Principal Investments Strategies.” Please either include such disclosure in “Principal Investment Strategies” or remove the referenced risks.

Response: In accordance with the Commission’s request, the following has been added to the first paragraph of “Principal Investment Strategies”:

The Fund may invest in non-U.S. equity securities, including depositary receipts.

11.	As the Fund is not an index fund, please either remove “Benchmark Risk” or explain why it is appropriate to include such risk disclosure.

Response: The referenced disclosure has been removed.

12.	Please revise “Blockchain Companies Risk” to more clearly explain the risks of exposure to such companies to investors. For example, please provide disclosure related to what risks are associated with untested technology and how it may impact investors.

Response: In accordance with the Commission’s request, “Blockchain Companies Risk” has been revised. The revised disclosure is provided hereto on Exhibit C.

13.	The disclosure includes references to the risks associated with investments in foreign securities without any corresponding disclosure in “Principal Investments Strategies.” Please either include such disclosure in “Principal Investment Strategies,” including the amount of the Fund’s assets that may invested in foreign securities, or remove the referenced risk.

Response: In accordance with the Commission’s request, the following has been added to the first paragraph of “Principal Investment Strategies”:

The Fund may invest in non-U.S. equity securities, including depositary receipts.

Pursuant to the Fund’s principal investment strategies, the Fund’s investments in foreign securities are not subject to any minimum or maximum investment requirements.

If we may further cooperate with you in any way in the processing of the Registration Statement, please telephone the undersigned at (312) 845-3273.

Very truly yours,

Chapman and Cutler llp

By:	/s/ Walter L. Draney
Walter L. Draney

Enclosures

Exhibit A
Model Portfolio

Security	Percentage Weight*
CASH EQUIVALENTS	5.00
CITIGROUP INC	3.61
INTL BUSINESS MACHINES CORP	3.61
GMO INTERNET INC	3.61
OVERSTOCK.COM INC	3.61
ACCENTURE PLC-CL A	3.61
SBI HOLDINGS INC	3.61
ADVANCED MICRO DEVICES	3.61
INTEL CORP	3.61
DIGITAL GARAGE INC	3.61
GOLDMAN SACHS GROUP INC	3.61
RED HAT INC	3.61
SAP SE-SPONSORED ADR	3.61
TAIWAN SEMICONDUCTOR-SP ADR	3.61
NVIDIA CORP	3.61
SQUARE INC - A	3.61
MICROSOFT CORP	3.61
ALPHABET INC-CL A	3.61
HIVE BLOCKCHAIN TECHNOLOGIES	3.61
WELLS FARGO & CO	0.97
INFOSYS LTD-SP ADR	0.97
SAMSUNG SDS CO LTD	0.97
BNP PARIBAS	0.97
CME GROUP INC	0.97
BANK OF NEW YORK MELLON CORP	0.97
NASDAQ INC	0.97
CAPITAL ONE FINANCIAL CORP	0.97
JPMORGAN CHASE & CO	0.97
STANDARD CHARTERED PLC	0.97
COGNIZANT TECH SOLUTIONS-A	0.97
ING GROEP N.V.-SPONSORED ADR	0.97
ORANGE-SPON ADR	0.97
BROADRIDGE FINANCIAL SOLUTIO	0.97
WIPRO LTD-ADR	0.97
CAPGEMINI SE	0.97
UBS GROUP AG-REG	0.97
STATE STREET CORP	0.97
FISERV INC	0.97

Security	Percentage Weight*
MITSUBISHI UFJ FINANCIAL GRO	0.97
VISA INC-CLASS A SHARES	0.97
ASX LTD	0.97
TENCENT HOLDINGS LTD-UNS ADR	0.97
BANCO SANTANDER SA-SPON ADR	0.97
QUALCOMM INC	0.97
PNC FINANCIAL SERVICES GROUP	0.97
BANCO BILBAO VIZCAYA-SP ADR	0.97
AXA SA	0.97
THOMSON REUTERS CORP	0.97
MASTERCARD INC - A	0.97
EPAM SYSTEMS INC	0.97

*	For illustration purposes only. Subject to adjustment pursuant to the Fund’s investment strategy.

Exhibit B
Principal Investment Strategies

The Fund is an actively managed ETF that seeks to provide total return by investing at least 80% of its net assets (including investment borrowings) in the equity securities of “Blockchain Companies” (as defined below). The Fund may invest in U.S. and non-U.S. equity securities, including depositary receipts.

The “blockchain” is a peer-to-peer shared, distributed ledger that facilitates the process of recording transactions and tracking assets in a business network. It derives its name from the way it stores transaction data – in blocks that are linked together to form a chain. As the number of transactions grow, so does the blockchain. Blocks record and confirm the time and sequence of transactions, which are then logged into the blockchain, within a discrete network governed by rules agreed on by the network participants. Although initially associated with digital commodities, it can be used to track tangible, intangible and digital assets and companies in all business sectors. “Blockchain Companies” are not part of an industry or identified group of industries, but rather a reference to companies across a wide variety of industries that are actively involved in the development and utilization of blockchain-based technologies.

The Fund’s portfolio managers define whether a company is a “Blockchain Company,” and thus eligible for investment by the Fund, based on an examination of whether a company is:

•	actively engaged in the research and development, proof-of-concept testing, and/or implementation of blockchain technology;

•	profiting from the demand for blockchain-based applications such as cryptocurrency and mining;

•	partnering with and/or directly investing in companies that are actively engaged in the development and/or use of blockchain technology; or

•	a member of multiple consortiums or groups dedicated to the exploration of blockchain technology use.

In addition, the Fund ‘s portfolio managers will exclude from the Fund’s portfolio equity securities of any Blockchain Companies that do not meet the following standards:

•	the security must be listed on a regulated stock exchange in the form of shares tradable for foreign investors without restrictions;

•	a security issued by a U.S. company must have a minimum market capitalization of at least $75,000,000 and a security issued by a non-U.S. company must have a minimum market capitalization of at least $100,000,000;

•	the security must have a minimum price at time of purchase of $3 per share at the time of investment; and

•	the security must have an average daily trading volume of at least $250,000 over the prior six months.

The Fund’s portfolio managers will further review these constituent companies and classify the Blockchain Companies into two groups:

•	Core: Blockchain Companies are designated as Core Blockchain Companies if they derive significant direct revenue from blockchain-related business and/or are among the largest five investors in blockchain-engaged companies, as defined by the portfolio managers.

•	Secondary: Blockchain Companies are designated as Secondary Blockchain Companies if the company directly invests or partners in blockchain technology companies, or participates in multiple blockchain industry consortiums.

The portfolio managers believe that an active management approach will enable the Fund to remain flexible and identify Blockchain Companies that are best positioned to profit from the developing blockchain technology space. The Fund’s portfolio managers will actively seek opportunities for the Fund to invest in new and emerging blockchain technology companies meeting the Fund’s eligibility criteria. Through portfolio management, the Fund’s portfolio managers believe that there will be opportunities to take advantage of market pricing dislocations, and to purchase, sell or weight the Fund’s portfolio holdings accordingly. The Fund’s portfolio managers will initially approach the weight the Fund’s portfolio with a 70% Core allocation and 30% Secondary allocation, with an equal weighting among holdings within such groups. However, the Fund’s portfolio managers will manage the portfolio to increase, decrease or eliminate weightings of the portfolio holdings, based upon its assessment of:

•	changes in a company’s business model or blockchain focused operations;

•	a company’s increase or decrease in blockchain related revenue;

•	public disclosures indicating that a company’s intent to engage in blockchain business enhancements;

•	financial fundamentals, such as price to earnings and potential revenue growth, relative to other Blockchain Company constituents; or

•	unusual trading volumes and market pricing.

The Fund’s portfolio managers expect, under normal market circumstances, that the Fund’s portfolio will consist of 40 to 60 Blockchain Companies.

Concentration Policy. The Fund will not concentrate its investments (i.e., invest more than 25% of the value of its total assets) in securities of issuers in an identified industry or group of industries.

Exhibit C
Blockchain Companies Risk

Blockchain Companies Risk. An investment in Blockchain Companies may be subject to the following risks:

•	The technology is new and many of its uses may be untested. The mechanics of using distributed ledger technology to transact in other types of assets, such as securities or derivatives, is less clear. There is no assurance that widespread adoption will occur. A lack of expansion in the usage of blockchain technology could adversely affect an investment in the Fund.

•	Theft, loss or destruction. Transacting on a blockchain depends in part specifically on the use of cryptographic keys that are required to access a user’s account (or “wallet”). The theft, loss or destruction of these keys impairs the value of ownership claims users have over the relevant assets being represented by the ledger (whether “smart contracts,” securities, currency or other digital assets). The theft, loss or destruction of private or public keys needed to transact on a blockchain could also adversely affect a company’s business or operations if it were dependent on the ledger.

•	Competing platforms and technologies. The development and acceptance of competing platforms or technologies may cause consumers or investors to use an alternative to blockchains.

•	Cybersecurity incidents. Cybersecurity incidents may compromise an issuer, its operations or its business. Cybersecurity incidents may also specifically target user’s transaction history, digital assets, or identity, thereby leading to privacy concerns. In addition, certain features of blockchain technology, such as decentralization, open source protocol, and reliance on peer-to-peer connectivity, may increase the risk of fraud or cyber-attack by potentially reducing the likelihood of a coordinated response.

•	Developmental risk. Blockchain Companies that are developing blockchain technology applications may not in fact do so or may not be able to capitalize on those technologies. Blockchain Companies may face political or legal challenges from competitors, industry groups or local and national governments.

•	Intellectual property claims. A proliferation of recent startups attempting to apply blockchain technology in different contexts means the possibility of conflicting intellectual property claims could be a risk to an issuer, its operations or its business. This could also pose a risk to blockchain platforms that permit transactions in digital securities. Regardless of the merit of any intellectual property or other legal action, any threatened action that reduces confidence in the viability of blockchain may adversely affect an investment in the Fund.

•	Lack of liquid markets, and possible manipulation of blockchain-based assets. Digital assets that are represented and trade on a blockchain may not necessarily benefit from viable trading markets. Stock exchanges have listing requirements and vet issuers, and perhaps users. These conditions may not necessarily be replicated on a blockchain, depending on the platform’s controls and other policies. The more lenient a blockchain is about vetting issuers of digital assets or users that transact on the platform, the higher the potential risk for fraud or the manipulation of digital assets. These factors may decrease liquidity or volume, or increase volatility of digital securities or other assets trading on a blockchain.

•	Lack of regulation. Digital commodities and their associated platforms are largely unregulated, and the regulatory environment is rapidly evolving. Because blockchain works by having every transaction build on every other transaction, participants can self-police any corruption, which can mitigate the need to depend on the current level of legal or government safeguards to monitor and control the flow of business transactions. As a result, Blockchain Companies that service digital commodities may be exposed to adverse regulatory action, fraudulent activity or even failure

•	Third party product defects or vulnerabilities. Where blockchain systems are built using third party products, those products may contain technical defects or vulnerabilities beyond a company’s control. Open-source technologies that are used to build a blockchain application, may also introduce defects and vulnerabilities.

•	Reliance on the Internet. Blockchain functionality relies on the Internet. A significant disruption of Internet connectivity affecting large numbers of users or geographic areas could impede the functionality of blockchain technologies and adversely affect the Fund. In addition, certain features of blockchain technology, such as decentralization, open source protocol, and reliance on peer-to-peer connectivity, may increase the risk of fraud or cyber-attack by potentially reducing the likelihood of a coordinated response.